Exhibit 99.1

Disclosure about Oil and Gas Producing Activities – Accounting Standards Codification 932, “Extractive Activities – Oil and Gas” (unaudited)

The following disclosures have been prepared in accordance with FASB Accounting Standards Codification 932, “Extractive Activities – Oil and Gas”. In December 2009, Husky adopted revised oil and gas reserve estimation and disclosure requirements that conformed the definition of proved reserves to the SEC Modernization of Oil and Gas Reporting rules, issued by the SEC in 2008. An accounting standards update revised the definition of proved oil and gas reserves to require that the average, first-day-of-the-month price during the 12-month period before the end of the year rather than the year-end price, must be used when estimating whether reserve quantities are economic to produce. This same 12-month average price is also used in calculating the aggregate amount of (and changes in) future cash inflows related to the standardized measure of discounted future net cash flows. The rules also allow for the use of reliable technologies to estimate proved oil, natural-gas, and natural-gas liquids (NGLs) reserves if those technologies have been demonstrated to result in reliable conclusions about reserve volumes.

The unaudited supplemental information on oil and gas exploration and production activities for 2012, 2011, and 2010 has been presented in accordance with the revised reserve estimation and disclosure rules, which were not applied retrospectively.

Husky completed a transition to International Financial Reporting Standards in 2011 and all 2012, 2011 and 2010 financial information has been prepared using IFRS as issued by the International Accounting Standards Board.

Oil and Gas Reserves

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered:(i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

Canadian provincial royalties are determined based on a graduated percentage scale, which varies with prices and production volumes. Canadian reserves, as presented on a net basis, assume prices and royalty rates in existence at the time the estimates were made, and Husky’s estimate of future production volumes. Future fluctuations in prices, production rates, or changes in political or regulatory environments could cause Husky’s share of future production from Canadian reserves to be materially different from that presented.

Subsequent to December 31, 2012, no major discovery or other favourable or adverse event is believed to have caused a material change in the estimates of developed or undeveloped reserves as of that date.

Note that the numbers in each column of the tables throughout this exhibit may not add due to rounding.

Results of Operations for Producing Activities (1) (unaudited)

	Year Ended December 31, 2012
($ millions)	Canada	International	Total
Revenues, net of Royalties	5,367	264	5,631
Production and Operating Expenses	1,798	31	1,829
Depreciation, Depletion, Amortization & Impairment	2,093	11	2,104
Exploration & Evaluation Expenses	305	45	350

Earnings Before Taxes	1,170	177	1,347
Income Taxes	339	51	391

Results of Operations	831	126	956

	Year Ended December 31, 2011
($ millions)	Canada	International	Total
Revenues, net of Royalties	5,884	241	6,125
Production Expenses	1,647	25	1,672
Depreciation, Depletion, Amortization & Impairment	1,976	20	1,996
Exploration & Evaluation Expenses	372	98	470

Earnings before Taxes	1,889	98	1,987
Income Tax Expense	519	26	545

Results of Operations	1,370	72	1,442

(1)	The costs in this schedule exclude corporate overhead, interest expense and other operating costs, which are not directly related to producing activities.

Costs Incurred in Oil and Gas Property Acquisition, Exploration and Development Activities (unaudited)

($ millions)	Canada	International		Total
2012
Property Acquisition
Proved	6	—		6
Unproved	15	—		15
Exploration	338	25	(1)	363
Development	4,075	834	(2)	4,909

Total Costs Incurred	4,434	859		5,293

2011
Property Acquisition
Proved	792	—		792
Unproved	82	—		82
Exploration	457	266		723
Development	2,389	546		2,935

Total Costs Incurred	3,720	812		4,532

2010
Property Acquisition
Proved	327	—		327
Unproved	62	—		62
Exploration	306	381		687
Development	1,985	63		2,048

Total Costs Incurred	2,680	444		3,124

(1)	Total international exploration costs of $25 million pertain entirely to Indonesia.
(2)	Total international development costs of $834 million pertain to the following countries: China – $833 million and Indonesia – $1 million.

Acquisition costs include costs incurred to purchase, lease, or otherwise acquire oil and gas properties.

Exploration costs include the costs of geological and geophysical activity, retaining undeveloped properties and drilling and equipping exploration wells.

Development costs include the costs of (i) drilling and equipping development wells and (ii) facilities to extract, treat, gather and store oil and gas.

Exploration and development costs include administrative costs and depreciation of support equipment directly associated with these activities.

The following table sets forth a summary of oil and gas property costs not being amortized at December 31, 2012, by the year in which the costs were incurred:

Withheld Costs (unaudited)

($ millions)	Total	2012	2011	2010	Prior to 2009

Property Acquisitions
Canada	173	25	148	—	—
International	—	—	—	—	—

	173	25	148	—	—

Exploration
Canada	365	339	26	—	—
International	275	17	235	23	—

	640	356	261	23	—

Development
Canada	2,811	662	2,053	96	—
International	2,061	939	539	8	575

	4,872	1,601	2,592	104	575

Capitalized Interest
Canada	110	54	24	16	16
International	259	118	62	79	—

	369	172	86	95	16

	6,054	2,154	3,087	222	591

Capitalized Costs Relating to Oil and Gas Producing Activities (unaudited)

($ millions)	Canada	International	Total
2012
Proved Properties (1)	36,362	2,464	38,826
Unproved Properties	496	314	810

	36,858	2,778	39,636
Accumulated DD&A	(17,629)	(318)	(17,947)

Net Capitalized Costs	19,229	2,460	21,689

2011
Proved Properties (1)	32,101	1,539	33,640
Unproved Properties	421	325	746

	32,522	1,864	34,386
Accumulated DD&A	(15,586)	(312)	(15,898)

Net Capitalized Costs	16,936	1,552	18,488

2010
Proved Properties (1)	28,247	896	29,143
Unproved Properties	252	220	472

	28,499	1,116	29,615
Accumulated DD&A	(13,628)	(287)	(13,915)

Net Capitalized Costs	14,871	829	15,700

(1)	Capitalized costs related to proved properties include the ARO. The ARO for the years presented were as follows:

($ millions)	Canada	International	Total
2012	2,363	129	2,491
2011	1,369	20	1,389
2010	836	15	851

Oil and Gas Reserve Information

In Canada, Husky’s proved crude oil, NGL and natural gas reserves are located in the provinces of Alberta, Saskatchewan, British Columbia, and offshore East Coast of Canada. Husky’s international proved reserves are located in China and Indonesia.

	Canada		International		Total
	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas	Crude Oil & NGL	Natural Gas	Total Company
Reserves	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmbbls)	(bcf)	(mmboe)
Net Proved Reserves (1) (2) (3) (4)
End of Year 2009	558	1,513	8	—	566	1,513	818

Revisions	(6)	(41)	1	—	(5)	(41)	(12)
Purchases	2	161	—	—	2	161	28
Sales	—	(1)	—	—	—	(1)	—
Improved Recovery	4	1	—	—	4	1	4
Discoveries and Extensions	87	129	5	147	92	277	139
Production	(63)	(175)	(3)	—	(66)	(175)	(95)

End of Year 2010	582	1,587	11	147	593	1,734	882

Revisions	(1)	35	(1)	(10)	(2)	24	2
Purchases	37	342	—	—	37	342	94
Sales	(2)	(2)	(1)	(29)	(3)	(31)	(8)
Improved Recovery	13	1	—	—	13	1	13
Discoveries and Extensions	87	75	—	—	87	75	99
Production	(65)	(213)	(2)	—	(67)	(213)	(102)

End of Year 2011	651	1,824	7	108	658	1,932	980

Revisions	25	(357)	3	—	28	(357)	(30)
Purchases	—	—	—	—	—	—	—
Sales	(1)	—	—	—	(1)	—	(1)
Improved Recovery	16	—	—	—	16	—	16
Discoveries and Extensions	35	140	8	271	43	411	111
Production	(66)	(190)	(2)	—	(68)	(190)	(100)

End of Year 2012	660	1,417	16	379	676	1,796	976

Net Proved Developed Reserves (1) (2) (3) (4)
End of Year 2009	360	1,265	8	—	368	1,265	579
End of Year 2010	335	1,327	6	—	341	1,327	562
End of Year 2011	370	1,567	3	—	373	1,567	635
End of Year 2012	381	1,191	6	—	387	1,191	585

Net Proved Undeveloped Reserves (1) (2) (3) (4)
End of Year 2009	198	248	—	—	198	248	239
End of Year 2010	247	260	5	147	252	407	320
End of Year 2011	281	257	4	108	285	365	345
End of Year 2012	279	226	10	379	289	605	391

(1)

Net reserves are the Company’s lesser royalty, overriding royalty and working interest share of the gross remaining reserves, after deduction of any crown, freehold and overriding royalties. Such royalties are subject to change by legislation or regulation and can also vary depending on production rates, selling prices and timing of initial production.

(2)

Reserves are the estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.

(3)

Proved oil and gas reserves are those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations.

(4)

Proved developed oil and gas reserves are proved reserves that can be expected to be recovered: (i) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well. Proved undeveloped oil and gas reserves are proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

The Company’s reserve replacement ratio(a) for the last three years was as follows:

Net Proved Oil and Gas Reserves	2012	2011	2010
Excluding Acquisition & Divestiture	96%	112%	138%
Including Acquisition & Divestiture	96%	196%	167%

(a)

Reserve replacement ratio calculated as net reserve additions during the period divided by total production during the period. Net reserve additions include: revisions, purchases, sales, improved recovery, and discoveries and extensions.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

The following information has been developed utilizing procedures prescribed by FASB Accounting Standards Codification 932, “Extractive Activities – Oil and Gas” and based on crude oil and natural gas reserve and production volumes estimated by the Company’s reserves evaluation staff. It may be useful for certain comparison purposes, but should not be solely relied upon in evaluating Husky or its performance. Further, information contained in the following table should not be considered as representative of realistic assessments of future cash flows, nor should the standardized measure of discounted future net cash flows be viewed as representative of the current value of Husky’s reserves.

The future cash flows presented below are based on average sales prices and cost rates, and statutory income tax rates in existence as of the date of the projections. It is expected that material revisions to some estimates of crude oil and natural gas reserves may occur in the future, development and production of the reserves may occur in periods other than those assumed, and actual prices realized and costs incurred may vary significantly from those used.

Management does not rely upon the following information in making investment and operating decisions. Such decisions are based upon a wide range of factors, including estimates of probable as well as proved reserves, and varying price and cost assumptions considered more representative of a range of possible economic conditions that may be anticipated.

The computation of the standardized measure of discounted future net cash flows relating to proved oil and gas reserves at December 31, 2012 was based on the NYMEX 2012 average natural gas cash market price of U.S. $2.78/mmbtu (2011 average – U.S. $4.15/mmbtu; 2010 average – U.S. $4.45/mmbtu) and on crude oil prices computed with reference to the 2012 average WTI spot price of U.S. $95.38/bbl (2011 average – U.S. $95.95/bbl; 2010 average – U.S. $79.43/bbl).

Standardized Measure (unaudited) ($ millions)	Canada (1)			International (1)			Total (1)
	2012	2011	2010	2012	2011	2010	2012	2011	2010
Future Cash Inflows	43,058	50,824	40,840	5,850	1,510	1,582	48,908	52,334	42,422
Future Production Costs	15,803	18,342	14,682	1,099	503	576	16,902	18,845	15,258
Future Development Costs	8,138	7,932	7,605	1,293	161	182	9,431	8,093	7,787
Future Income Taxes	4,724	6,286	4,752	670	282	255	5,394	6,568	5,007

Future Net Cash Flows	14,393	18,264	13,801	2,788	564	570	17,181	18,828	14,371
Annual 10% Discount Factor	5,747	8,217	6,010	724	199	216	6,471	8,416	6,226

Standardized Measure of Discounted Future Net Cash Flows	8,646	10,047	7,791	2,064	365	354	10,710	10,412	8,145

(1)

The schedules above are calculated using year average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2010, 2011 and 2012. The value of exploration properties and probable reserves, future exploration costs, future change in oil and gas prices and in production and development costs are excluded.

Changes in Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves (unaudited)

	Canada (1)			International (1)			Total (1)
($ millions)	2012	2011	2010	2012	2011	2010	2012	2011	2010
Present Value at January 1	10,047	7,791	6,522	365	354	270	10,412	8,145	6,792
Sales and Transfers, net of Production Costs	(3,538)	(4,239)	(3,129)	(235)	(216)	(227)	(3,773)	(4,455)	(3,356)
Net Change in Sales and Transfer Prices, net of Development and Production Costs	(1,353)	3,281	2,982	(15)	266	99	(1,368)	3,547	3,081
Development Cost Incurred that Reduced Future Development Costs	3,093	2,500	2,697	733	7	6	3,826	2,507	2,703
Changes in Estimated Future Development Costs	(2,234)	(1,921)	(2,639)	(1,551)	26	(1)	(3,785)	(1,895)	(2,640)
Extensions, Discoveries and Improved Recovery, net of Related Costs	937	1,601	1,235	2,774	10	169	3,711	1,611	1,404
Revisions of Quantity Estimates	(460)	156	(68)	426	(47)	43	(34)	109	(25)
Accretion of Discount	1,194	908	911	(101)	55	39	1,093	963	950
Sale of Reserves in Place	(12)	(28)	(4)	—	(59)	—	(12)	(87)	(4)
Purchase of Reserves in Place	9	1,096	247	—	—	—	9	1,096	247
Changes in Timing of Future Net Cash Flows and Other	320	(358)	(579)	(4)	(20)	—	316	(378)	(579)
Net Change in Income Taxes	643	(740)	(384)	(328)	(11)	(44)	315	(751)	(428)

Net Increase (Decrease)	(1,401)	2,256	1,269	1,699	11	84	298	2,267	1,353

Present Value at December 31	8,646	10,047	7,791	2,064	365	354	10,710	10,412	8,145

(1)

The schedules above are calculated using year-end average prices and year-end costs, statutory income tax rates and existing proved oil and gas reserves for 2010, 2011, and 2012. The value of exploration properties and probable reserves, future exploration costs, future changes in oil and gas prices and in production and development costs are excluded.